February 8, 2006

Zip+4 Code: 20549

Ms. Jenifer Osterwalder
Chief Executive Officer and Principal Accounting Officer
FUSA Capital Corporation
1420 Fifth Avenue, 22nd floor
Seattle, WA 98101

**RE: FUSA Capital Corporation (the "Company")
        Form 10-KSB for the year ended December 31, 2004
        File No. 0-50274**

Dear Ms. Osterwalder:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

                          Sincerely,

                          Linda Cvrkel
                          Branch Chief